787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 28, 2014

VIA EDGAR

Ms. Laura Hatch

Ms. Monique Botkin

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds
File Nos. 333-153445 and 811-22235
Post-Effective Amendment No. 62

Dear Mses. Hatch and Botkin:

On behalf of the AQR U.S. Defensive Equity Fund and AQR Emerging Defensive Equity Fund (together, the “Defensive Equity Funds”), and the AQR Tax-Managed Momentum Fund, AQR Tax-Managed Small Cap Momentum Fund and AQR Tax Managed International Momentum Fund (together, the “Momentum Funds” and, together with the Defensive Equity Funds, each a “Fund” and together, the “Funds”), each a series of AQR Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment (the “Amendment”) No. 62 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on January 28, 2014. We have reviewed the Amendment and represent that it does not contain disclosure which would render the Amendment ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Funds’ responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Tuesday, January 7, 2014 and Wednesday, January 15, 2014, regarding Post-Effective Amendment No. 58 to the Trust’s Registration Statement filed with the Commission on November 27, 2013. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement. The following responses apply to each Fund unless specifically noted otherwise.

NEW  YORK   WASHINGTON  PARIS  LONDON  MILAN  ROME  FRANKFURT  BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Summary Prospectus

Comment 1	Fee Table. Please confirm that the share classes offered by the Funds do not charge a sales load.

Response	The Funds confirm that the share classes offered by the Funds do not charge a sales load.

Comment 2	Fee Table. In the event fees and expenses incurred indirectly by any of the Funds as a result of an investment in shares of one or more Acquired Funds (as defined in Form N-1A) exceed 0.01 percent of the average net assets of the Fund, please include these fees and expenses in the fee table as a separate Acquired Fund Fees and Expenses (“AFFE”) line item.

Response	Each Fund with AFFE of greater than 0.01 percent has included a separate AFFE line item in its fee table.

Comment 3	Example. Please confirm that the Example disclosure complies with the requirements of Instruction 4(f) of Item 3 of Form N-1A.

Response	Each Fund confirms that its Example disclosure complies with the requirements of Instruction 4(f) of Item 3 of Form N-1A. According to Instruction 4(f) of Item 3, the second 1-, 3-, 5-, and 10-year periods and related narrative explanation should be included only if a sales charge (load) or other fee is charged upon redemption.

Comment 4	Principal Investment Strategies. Please confirm whether the Defensive Equity Funds can invest in companies of all market capitalizations.

Response	The Defensive Equity Funds confirm that their principal investment strategies disclosure states that “The Fund can invest in companies of any size.”

Comment 5	Principal Investment Strategies. Please note that to the extent a Fund will engage in writing a credit default swap, the position of the Staff is that the Fund would need to cover the full notional amount of the swap.

Response	The Funds have noted the Staff’s positions in this regard and each Fund intends to comply with the Staff’s positions to the extent that the Fund engages in writing credit default swaps.

Comment 6	Principal Investment Strategies. Please move the following paragraph from the Principal Investment Strategies section of the summary prospectus to the Principal Risks section of the summary prospectus:

“The Fund is not a complete investment program and should be considered only as one part of an investment portfolio. The Fund is more appropriate for long-term investors who can bear the risk of short-term NAV fluctuations, which at times, may be significant.”

Response	The requested change has been made.

Comment 7	Principal Risks – Derivatives Risk. Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response	The Funds have considered the staff observations concerning derivatives disclosure in the above-referenced letter.

Comment 8	Principal Risks of Investing in the Fund – Derivatives Risk. Please consider adding disclosure to the Derivatives Risk in the summary prospectus clarifying that a small amount of cash invested in derivates could result in large exposure to the Fund.

Response	The requested change has been made. The following sentence has been added to Derivatives Risk: “Adverse changes in the value or level of the underlying asset or index can result in a loss to the Fund substantially greater than the amount invested in the derivative itself.”

Comment 9	Performance Information – Bar Chart. Please consider changing “calendar years” to “calendar year” for Funds with only one calendar year of returns.

Response	The requested change has been made.

Comment 10	Performance Information – Table. If there are no sales charges for the Funds, please consider deleting “and sales charges” from the sentence “The table includes all applicable fees and sales charges.”

Response	The Funds respectfully decline to make this change.

Comment 11	Principal Risks of Investing in the Fund – Forward and Futures Contract Risk. Please consider adding “. . . , which may adversely affect the Fund’s net asset value and total return” at the end of the last sentence of this risk factor.

Response	The requested change has been made.

Comment 12	Principal Risks of Investing in the Fund – Momentum Style Risk. If momentum style investing provides exposure to instruments other than securities, please consider clarifying the disclosure.

Response	The momentum style employed by the Momentum Funds provides exposure to securities. The Momentum Funds may gain this exposure either by investing directly in securities or by investing in instruments that provides exposure to securities, such as exchange-traded funds, futures, and depositary receipts.

Comment 13	Principal Risks of Investing in the Fund – Momentum Style Risk. Please consider providing additional disclosure regarding the meaning of the phrase: “when a momentum style is out of favor.”

Response	The Funds respectfully decline to change this disclosure.

Statutory Prospectus

Comment 14	Details About the AQR U.S. Defense Equity Fund – Principal Investment Strategies. Please consider adding “portfolio” before the word “turnover” in the sentence “The Fund is expected to have annual turnover of approximately 20% to 50%, . . . .”

Response	References to portfolio turnover have been reviewed throughout the Funds’ registration statement and the word “portfolio” has been inserted before the word “turnover” where applicable.

Comment 15	Details About the Momentum Funds – Principal Investment Strategies. With regard to the sentence “The Adviser considers a security to have positive momentum primarily if it has a return over the twelve months that ranks in the top third of its relevant universe at the time of purchase,” please consider clarifying what is meant by “relevant universe” and how the ranking is calculated.

Response	The Funds respectfully decline to change this disclosure. For each Momentum Fund, the relevant universe in which the Fund invests and the method for calculating the ranking is described in the second and third paragraphs, respectively, of this section.

Comment 16	Performance of Related Funds and Accounts. Please consider moving the second paragraph from its current location to below the subheadings “Performance of Accounts Related to AQR Tax-Managed Momentum Fund” and “Performance of Accounts Related to AQR Tax-Managed International Momentum Fund” in order to avoid confusion.

Response	The requested change has been made.

Comment 17	Performance of Related Funds and Accounts. Please confirm whether the phrase “net of fees” includes both fees and expenses. If so, please add “and expenses” to the end of the phrase. Please confirm whether any of the Accounts charge a sales load.

Response	The terms “gross of fees” and “net of fees” have specific meanings under the Global Investment Performance Standards (“GIPS”) guidelines. The following disclosure has been added where appropriate to clarify the meanings of the terms “gross of fees” and “net of fees” under the GIPS guidelines:

“Gross of fee returns are calculated (i) gross of investment advisory fees (including performance-based fees); (ii) gross of administrative expenses; (iii) net of all withholding taxes on foreign dividends; and (iv) net of trading expenses. Administrative expenses are defined for GIPS purposes as all fees other than trading transaction costs and investment advisory fees and include custody fees, accounting fees, auditing fees, consulting fees, legal fees, and other related fees. Net of fee returns are calculated (i) net of trading expenses; (ii) net of representative investment advisory fees (including performance-based fees), or the aggregate of investment advisory and shareholder servicing fees paid to the investment adviser (where applicable), corresponding to that of the highest rate charged to a constituent within the Composite; (iii) net of all withholding taxes on foreign dividends; and (iv) gross of administrative expenses.”

Neither subscription nor redemption fees are applicable to any of the Accounts contained in the Composites.

Comment 18	Performance of Related Funds and Accounts. Please add the heading “Prior Performance of Similar Accounts” to the performance tables in this section.

Response	The requested change has been made.

Comment 19	How to Exchange Class I Shares, Class N Shares and Class L Shares. Please consider adding “, subject to applicable law” at the end of the following paragraph.

“None of the Funds, the Adviser, the Distributor and the Transfer Agent of the Funds, nor any of their affiliates or agents will be liable for any loss, expense or cost when acting upon any oral, wired or electronically transmitted instructions or inquiries believed by them to be genuine.”

Response	The requested change has been made.

*    *    *    *    *    *     *    *    *    *

Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents, and represents that it will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Fund.

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Brendan R. Kalb, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
Rose F. DiMartino, Esq.